Media Release Media Release

COMMONWEALTH BANK SUCCESSFULLY COMPLETES $532.4 MILLION OFF-MARKET BUY-BACK

Sydney 29 March 2004: The Commonwealth Bank announced today the successful completion of its off-market share buy-back. A total of 19,360,759 shares will be bought back at $27.50 per share, for a total cost of $532.4 million. This represents around 1.5% of the Bank’s ordinary shares on issue.

All shares tendered at or below $27.50, or as a Final Price Tender, have been accepted in full. No scale back has been applied to any of the accepted tenders.

Payment for shares bought back will either be credited to shareholders’ accounts or cheques will be posted by 5 April 2004. Shares that have been tendered into the buy-back but not bought back are expected to be released to shareholders’ holdings today.

The Bank’s Chief Executive Officer, Mr Murray said, “Shareholders who sold shares into the buy-back receive franking benefits on the deemed dividend included in the disposal price. For shareholders who retained their shares, the buy-back price represents a very efficient price for the Bank to repurchase its shares and thereby enhances earnings per share and long term shareholder value.”

The buy-back price includes a fully franked dividend of $16.50 per share.

In accordance with the draft ATO Taxation Determination related to off-market share buy-backs (TD 2004/D1), the “market value” of the shares bought back for tax purposes is $30.42 (“Tax Value”). For capital gains tax purposes an Australian resident individual or complying superannuation entity shareholder participating in the buy-back will be deemed to have disposed of each share bought back for deemed capital proceeds of $11.00 plus the amount by which the Tax Value exceeds the buy-back price. The Tax Value exceeds the buy-back price by $2.92 ($30.42 — $27.50). Accordingly, for capital gains tax purposes, the deemed disposal price for each share sold into the buy-back is $13.92 ($11.00 + $2.92).

As foreshadowed in the Buy-Back Booklet, the Bank intends to offer shareholders the opportunity to participate in a share purchase plan as well as a share sale facility through which small shareholdings can be sold. Further information on these initiatives will be sent to shareholders shortly.

ENDS

For additional information, please contact:
Bryan Fitzgerald
General Manager, Media
Group Corporate Relations
Telephone (02) 9378 2663